Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

The following is a transcript of a webinar recorded on May 26, 2021.

Crusonia Conversation:

Sustainable Food Technology: Driving the Plant-Based Food Revolution

Wednesday, May 26, 2021, 12:00 PM Central

Paul Noglows:	Hi, I'm Paul Noglows, Executive Producer of Crusonia. The focus of today's Crusonia conversation is sustainable food technology, and how it is helping make possible and drive the plant-based food revolution.

The explosive growth of the plant based market segment signals a broader evolution in the food and agriculture system towards food that is healthier, more sustainable, better tasting, affordable, and accessible for all. Technological innovation is making it possible to react to and fulfill changing and broad based consumer demand and preferences.

Today we are fortunate to be joined in conversation by two of the architects of this revolution; Matt Crisp, CEO of Benson Hill, a company that's developed a cutting edge food innovation called CropOS, to drive the revolution. And David Lee, president of AppHarvest and current Board member of Benson Hill, and the person who launched and led all business functions of Impossible Foods.

AppHarvest went public via SPAC merger it completed in February. And Benson Hill recently announced that it, too, will go public via SPAC merger to be completed later this year.

In today's conversation we will discuss the future of sustainable food technology and why plant-based initiatives are the intense focus of investment in the agricultural technology sector. We welcome your questions throughout. You can use the Q&A tab, and we encourage you to participate in the conversation.

I'm gonna put up one slide that broadly sets the stage for our Crusonia conversations in terms of our belief that the food system must evolve to improve human health and the planet. I'm going to leave this up for a few minutes, and we're gonna jump right into the conversation.

I'll start with David. It seems that we cannot talk enough about the promise of plant-based protein. But at this point, is there enough capacity of soy protein for plant based food to really scale?

David Lee:	Well, thanks for the question, and thanks for having me. I'm excited to have this conversation. What's happened recently is the consumers have drawn – really driven a revolution where they're increasingly aware through technology that the food we consume is not just a a problem for their own health, it's a problem for our environment.

And the explosion of demand in consumers driving and asking for more and more plant-based proteins and other great food has resulted in a supply chain opportunity. Because the majority of what we produce today from the plant world is is really used to feed animals for their inefficient means to become meat.

And now, we have meat that can be made directly from plants as you see from my former company, Impossible Foods, and many others that are coming to market. It it creates a wonderful opportunity for not just Benson Hill, but for the consumer, and for the investor to provide higher quality forms of plant-based food to what is now a phenomenon from a demand standpoint.

Demand is not the problem; the problem is how do we create better and better food companies to supply high quality ingredients to the market?

Paul Noglows:	Matt, Benson Hill has described itself as the picks and shovels of the plant-based food revolution. Please talk to us about how Benson Hill uses artificial intelligence, data, and a variety of breeding techniques to create innovative food and ingredient products.

I guess one example would be your ability to increase the protein density of plants coming off of farms.

Matt Crisp:	That's right. And and thanks as well Paul, and the team for for having me join the conversation today. Yeah that, look there there's a, there's a really unique intersection that Benson Hill has positioned itself at the crux of, and it's data science, plant science, and food sciences, you, as you described.

What does that enable us to do? It's really enabling us to unlock this very profound resource that we haven't really innovated enough around; and that's the natural genetic diversity of plants. Plants have a remarkable amount of potential to produce more nutrition density as you, as you mentioned, in the field.

But over time, and as that slide you you flashed up there alludes to, we, we've bred away from that. We we've focused and historically on quantity over quality. And so what Benson Hill has, is really dedicated itself to is is technological innovation; again at the convergence of those three disciplines, allowing us to innovate at the seed level, and to create a a better plant, which in turn, makes better food and, better ingredients.

And by better, we don't just mean better nutrition, or more nutrient density but we might mean better flavor. We might mean more sustainable, meaning we get more output for the relative amount of inputs that we have. And then ultimately, it leads to a tremendous amount of opportunity, not just in soy but in many other crops that can supply this new food system movement.

Paul Noglows:	David, you spent years at the epicenter of the plant-based protein revolution in your role is building Impossible Foods. How does AppHarvest help drive this revolution? And please explain the role of controlled environment agriculture?

David Lee:	Sure, well, the the hard reality is we have to solve our problems in the food chain from, as as Matt talked about, all the way from the seed to how we pick the best from nature and grow. All the way to high quality ingredients, and finished goods, and how it even gets to the consumer.

And for perspective, while at Impossible Foods, we really focused on giving this multi-trillion dollar meat market the ability to have better product made entirely from plants. But the problem isn't just about the impacts that agriculture is having on the environment and on our health, think about the U.S., for example: Since 2000, the amount of agricultural products that we import into this country has tripled.

If you just look at vine crops, if you look at tomatoes, and peppers, and and berries, something like 69% of them come from outside the country. And and as Matt noted, they're they're designed for transportability and quantity. They are oftentimes covered in chemical pesticides.

They're not optimized for being able to be delicious, and nutritious, and being able to be provided quickly to consumers. Consumers in the U.S., only 10% of consumers eat enough fruit and veg for their health. And so the simple solution is we have to make our food more efficient.

Controlled environment ag has been around for a while. But unfortunately for the United States, the epicenter has been outside the U.S. It has been in the Netherlands where there are large-scale controlled environment ag facilities. That AppHarvest, we have just launched our first, and we have 11 more coming, these are large facilities.

That Morehead, our first farm is 50 American football fields large. Its rainwater reservoir is 70 Olympic swimming pools big. And because we're large, and we have a 30x improvement in productivity and yield, we can provide products that aren't covered in those chemical, harsh pesticides.

We can provide them within a day of 70% of the U.S. population. And we can do it using recycled rainwater, 100% recycled rainwater, for example. So so controlled environment ag is just one part of an unfortunate and global problem we need to solve.

I, I'm also super excited to work with Matt and his team as a board member at Benson Hill. Because what's wonderful about the business events in Hill is I really think it can solve, horizontally across the entirety of this food supply chain that's broken, from the seed, all the way to how we grow, to how we make better food for for the environment.

And and it it goes beyond the U.S. but the U.S. is and unfortunately, a a very good example of how big the problem is that we need to solve.

Paul Noglows:	Wow, well, I I have a question for the both of you. David, before Impossible, you spent almost nine years at Del Monte Foods. And Matt, you grew up in venture capital space and understand the convergence of plant science, data science, and food science.

I think a pertinent question for our our discussion today: Are the biggest established players in food, are they able to innovate in the same way this new wave of upstart seems to be?

Matt Crisp:	David, you want to kick that one off?

David Lee:	Yeah, well, given that I was a part of big food, the the business at Del Monte was a couple of billion dollars of producing fruit and veg. And and while I'd like to think as a public company at Del Monte, before we took it private, that we were trying to be part of the solution, the hard reality is that very large incumbents have quarterly earnings to hit.

They have fixed cost structures to manage. They, it is very hard to ask any leader, however compassionate, however aware those leaders are, to cannibalize your own business. To frankly, risk your job if you're a Section 16 Officer at some of these many great food institutions, to pivot towards where the consumer is going quickly.

A big part of why I was excited to work at Impossible Foods and to help Matt at Benson Hill is new companies, well-funded, and now increasingly by public company investors with real, new technology, have the benefit of a clean sheet of paper to design the the future, large global food companies in a couple of decades from now. And and it is just tremendously difficult.

And and I've seen it both as a customer at Impossible Foods, looking for better and better ingredients. And I see it from a consumer's standpoint, too, where there really is a bit of a cynicism; you could almost say, a bit of skepticism by end use consumers, that big food, that big ag can be trusted.

And and these are really strong impediments, I think, for the the revolution that we need to occur to be led by big companies alone. They they are, they are a part of it, there is no question. But it's it's going to require younger upstarts with more dramatic change in mind, in addition to the heart of the industry.

And it, I think, it's, I'm very optimistic it will happen because the consumer is now demanding it. And and consumer movements, these populist notions have a way of breaking through, and creating lots of change for large players, and small ones.

Paul Noglows:	Matt, do you have –?

Matt Crisp:	Yeah….

Paul Noglows:	– Anything you'd like to add?

Matt Crisp:	Yeah, I I would, I would say that when when you do think about large incumbents, and the incentive structures, I agree 100% with what David's comments on that. I, I'd also offer that when you, when you look at innovation, and when we think about technological innovation, particularly in the food system, which by the way, I don't, I don't have a background in in food and agriculture.

But if I contrast food and Ag in the value chain to other verticals that that I've seen adopt innovation, and accelerate innovation towards the end markets, I'd say that there's also a a major opportunity to innovate the business model. That doesn't mean we need to tear down the whole system and rebuild it.

But remind ourselves that this system, and the very, very large players who effectively dominate it, built this for scale. And and the consumer side of the equation, the demand side is indeed catalyzing change, or demanding change much faster than the current system is equipped to deliver it.

And and I think it's it's just incumbent upon companies like Benson Hill, and AppHarvest, and others to, again, not just think, "How can I make the the better product or the more, the more healthy outcome, or the more tasty outcome, or the more sustainable outcome?" but importantly, "How can I also deliver that to people who care?"

And if we, if we don't be, if we're not mindful about both sides of this innovation paradigm, I I think that we're leaving a lot of opportunity on the table. And I think, frankly, that we're adopting some of the same friction that that might persist in the category today.

Paul Noglows:	Great. We're, kind of, jumping around a little bit but I'd like to…. You brought up consumer demand if we can put up the second slide? So Matt, is this, is this, indeed, tapping into latent consumer demand for healthier food, and more innovative growing methods, and inputs?

Matt Crisp:	Yeah, I mean, when we say, 'latent demand,' I certainly, I believe the answer is, 'yes.' I think what it, what what has caused pent-up demand and latent demand; I would say that this was an emergent theme, some would have even called, five or more years ago, a fad, that has become a a a trend on a, on an accelerating track that that we're not, that we're not going backwards on.

That has been further accelerated by the pandemic. When we're all locked in our homes, and we're making more of our, more and more of our own food, we become aware of what it does for our bodies, and where it comes from, and what the environmental implications are in our food production system.

And so I'd I I agree with that comment that there's a, there's a mountain of latent demand there. But what I, I'd offer is that the the consumer is smarter than they've ever been, and and getting smarter all the time.

And the information flow into the food system and ultimately to the consumer is helping us understand that there's more than just, you're buying more than just the the, the label. You're buying more than just the values that the company that's selling to you is providing.

We're getting smarter about how to link ingredients, and the number, and the type of ingredients to perspective health outcomes. We're learning more about nutrition and how our metabolism works. So with all of that education, I think, does does create more and more of the demand side pull.

But what I'd also say is that the biggest unlocks for that, oftentimes are going to be things like flavor, flavor, flavor, or taste, always first, really, but also things like affordability. When we think about alternative plant-based foods today, oftentimes what rings to mind, and I think this is endemic in the system, is more expensive.

And we have got to think, also about how to make these types of food more affordable and more accessible if we're really to, actually, meet, not just the latent demand, but frankly, to accelerate the demand curve even more than than we think is possible.

Paul Noglows:	And so I'm going to link these next two questions, the first one for David. You seem to imply the opportunity was not about vegetarians, but the much broader meat eating population worldwide. And so, is this more about creating broader consumer choice and less about substitution? I just, I was hoping you could _____ [00:16:30].

David Lee:	Yeah I I think, listen, let me be a little provocative. The demand that we're talking about for plant-based products is no longer latent. It has been around for decades; people for decades have wanted healthier food options that tastes great.

What's new is that for the first time for many of these markets, the meat eater market being one, but frankly, the consumer, all consumers of vegetables, whether they're meat eaters or not. What's new is that companies like Benson Hill, and AppHarvest, and Impossible Foods are using technology to meet the real non-latent, obvious demand that incumbent products have failed to deliver on.

One example is William Blair did some primary research, issued a 50-page report on plant-based meat as one example. And and they noted that our work in Impossible Foods meant that something like 90% of the consumers of the Impossible Burger are hardcore meat eaters. They are not the, important but pretty small, but fast growing plant-based consumer.

And if you think about what Benson Hill is doing, if you think about what AppHarvest is attempting to do; we're trying to serve the heart of the market. And that market requires affordability as Matt has mentioned. When we designed our first Morehead farm, we designed it to produce one of the more ubiquitous forms of food and veg, the the good, old-fashioned tomato.

And if you go to grocery stores, you can find our tomato on the vines for $0.99. We're not interested in the precious, expensive fringe market. We're interested in creating a revolution in the heart of the market. And so I think the opportunity is not for an emerging trend.

It's not for, frankly, what we, what has been called the latent demand. It's for the obvious demand by the majority of the biggest food markets that, frankly, have had to compromise for decades on product that's not as good as what technology can create. I I think that's the bigger, more important market that the companies I'm interested in are are really seeking to serve.

Paul Noglows:	And so, Matt, I'll just put it to you as a, as a follow on. It sounds like, are these innovations actually allowing growers and CPGs to offer food that they, actually, couldn't even offer in the past?

Matt Crisp:	I I say yes, and to offer food with a set of sustainability profile, with a sustainability profile, and for a, for a price point that they also couldn't offer. And and if you want to take it back to the grower, let's use this as an example: One of, one of our flagship products that we're really excited about, it's called Ultra-High Protein, UHP.

Where we can produce a a soybean that has such high nutrition density in the field, in the bean in the field, that we can disintermediate some of the extremely expensive water and energy intensive processing between that, that plant, and and its harvest; the beans from its harvest to the ingredient that is the primary input.

The number one base ingredient, base protein ingredient for the alternative plant-based category, okay? Because we can take a lot of, using the natural genetic diversity that's already there, by the way. Because we can take out of the the system, a lot of the costs associated with that, we can, look, we can work with a grower, our grower partners, and provide more on farm profitability by paying a premium.

We can move through our, our value chain in an identity preserved manner, the product; maintaining its integrity separate and apart from the commodity system. And then we can turn around to our customers, let's say the CPGs of the world, and offer it for a substantially less price point than they're currently paying for the ingredient to serve that purpose, and still have a very attractive margin profile in the middle.

And so, and so when you go back to this comment you made about picks and shovels, this is what that means. And I agree, again, with David on this; it's it's in the crosshairs of the mass market here. Because if we really want to unlock the demand side fully, and we're able to see the types of cost savings we can provide as CPG passed along to the customer, it's actually, it's it's, it's deflationary, right.

I mean we're, we're talking about an acceleration of of the trend that's here. And we're talking about doing it in a manner that is brand agnostic. And that's that's the picks and shovels line, right? It's impossible, maybe a smashing success, Beyond Meat, maybe two. Kellogg, Tyson, you name it.

I mean, there's 50 brands that have made public announcements in the last 12 to 18 months about developing great products for this category. And some will be winners, and some will be losers. But what what our our focus and intent is, is by going back to the seed, and starting better from the beginning in in this, in this food value chain, we can supply to to any number of these folks, right.

We can supply the tools, the technology but very importantly, the product outcomes that enable them, and in turn us as consumers, to enjoy the benefits of technology that could be brought into the system.

Paul Noglows:	So so if you read a lot of research on this, it seems like folks always go back to saying that price will ultimately limit the growth of plant-based protein. And it it sounds like coming from both of you, that that you don't believe in, and you don't agree with this argument.

But I was interested on the affordability front, and then on the scale front. Are these solutions applicable to less developed countries that are struggling with food insecurity and malnutrition?

I think, sometimes people look at the plant-based revolution, and they think, "This is a bunch, this is for a bunch of folks living on the coasts," and this is Erewhon market and things like that. And I just, is this applicable to parts of the world that are really struggling right now?

David Lee:	Yeah let me, let me jump in because it's a a passionate topic for us. The short answer is, 'absolutely.' So let let me back up. The United, and the United Nations estimates that we need 50% more food by 2050, globally. Seventy percent of the rainwater that exists today is already used to produce food.

So based on the math, this is a global phenomenon. And for the moment, while I really believe in the business of plant-based ingredients to serve, for example, the meat market, put that aside. This is about growing better fruits and vegetables, period.

If you look at Singapore's 30 by 30 initiative; or if you look at the diplomatic crisis in the Middle East that spawned an increased notion of food security; if you look at the disproportionate impact climate change is having on less developed economies, the places in the greatest economic need are getting devastated more by climate change.

There is a mandate for, even places that are developing to have technology that can be used to produce more and more food. _____ [00:24:01], we have an opportunity in the United States to create a leadership position that can be used to solve many of the global problems everywhere. Controlled environment ag, for me, is is a solution here in the U.S., and that's our focus.

But it's a solution that needs to occur globally. Because the bottom line is we need more food, and we need it in in areas that are getting hit harder and have disproportionately less access to capital.

But but it needs to start in the developed economies because technology requires investment which is, I think, a a common theme for both what we're doing AppHarvest, and what Matt has announced at Benson Hill in terms of operating as a public company, which is a wonderful way to fund new technology that has a mission that's global beyond just the U.S. market.

Matt Crisp:	Yeah but when when David talks about climate change, and climate resiliency, and the degree of impact, I, especially in the, in the, in the developing world, let's remember that these are crops, many crops that have not – like yellow pea, which is a recent phenomena in the last ten years in United States. These are, their nutrition is often supplied by a bunch of crops that have gotten little to absolutely no attention from an, from a research and development perspective.

And and I agree, when you think about how to empower innovation into the system not just domestically but globally, we've got a really incredible opportunity to to, to use technology platforms to accelerate breeding. To use tools like CRISPR and gene editing, to unlock solutions that allow our crops to have more climate resiliency; and really importantly, and I'm, I've really shifted away from using this word food _____ [00:25:53], food security – allow us to embrace nutrition security.

And to, and to really more markedly move the dial for the crops that are grown, and in a lot of countries around the world, embrace the biodiversity that's there, use it to to the advantage of, of folks who, as also pointed out, have been even more dramatically impacted by the supply chain disruptions in the pandemic environment than the developed world over the last year, plus. It's a unique opportunity.

I do want to go back, Paul, one, one point you made earlier that I I want to clarify in respect of the cost, and and the affordability of alternative plant-based protein products. We we, actually, do agree that the cost of these products would limit, will limit their growth if things don't change.

I want to be clear, we we have to install change to make these products more affordable, and more accessible in order to, not just meet the demand but to, again, accelerate, to accelerate the demand.

Paul Noglows:	Great. I'd encourage participants, if you have a question, please come in through the Q&A function down at the bottom of your screen. With that said, I'm going to keep going because we've got a lot of ground to cover.

It seems, and this is a question for both of you. If these technologies are, indeed, changing how we were, we are able to grow, they must also impact climate change, sustainability. It's just it's interesting to me that all these things that I used to talk about, that used to, kind of, be in their own buckets.

So you would talk about climate change, and then you would talk about the plant-based food revolution, and you'd talk about sustainability. Increasingly, and and through the Crusonia conversations, it feels to me like it's all directly converging, and that it's not contradictory. Is this, effectively, all the same discussion that we're having?

David Lee:	It is now, because now providing a sustainable solution is the cheapest solution. Well, let me give you a real example. In the early 2000s, as you mentioned, I was at Del Monte Foods. Back then, as I sought to sustainably receive a tremendous amount of fruit and veg, Central California farmers were enduring drought.

This is the early 2000s, they were pulling up peach trees, and planting nut trees. These are ten-year bets on a shifting climate. So this was in the early 2000s. You fast forward to today, well, well, look at AppHarvest in our first farm. When you can recycle all the rainwater, when you can use 90% less water, when you can cultivate skilled, local labor instead of the expensive, and low quality treatment of migrant labor in food.

When you don't have to spray your products with pesticides, when you you forego a week of chewing up your expensive diesel to get your product to the market. These things that we are doing to increase our yield by 30x, they happen to be consistent with our ESG mission, but they're very consistent with how you have to create financial resilience in a company you build.

If, when we deployed solar on our food facilities at Del Monte, we saved a tremendous amount of money in the cost to make food. And so the reason why you're seeing it converge is because the financial requirements for success, and the environmental, and ESG requirements for saving our planet are really converging quickly.

In part because the consumer is demanding this, the heart of the market, the everyday consumer of food, now, it's one of the top five impacts on their decision. You go back a couple of decades, and and you use some credible research, and ask the at-large consumer of food, "How important is your choice driven by the way the food company operates, the impact it has on the environment, the impact on health?"

It wasn't as important; it is today. So because the consumer, because your demand requires this, it makes good business sense to do well by the planet in addition to providing healthy food.

Paul Noglows:	Great, Matt, do you have anything to add? Otherwise, I'm gonna, to I'm going to move on, we actually have some questions coming in.

Matt Crisp:	And the only quick thing I'd add there, Paul, is that the other convergence that's occurring, which is helping us unlock these opportunities, is that, as you've actually flashed up on that slide a few minutes ago, is that technological convergence.

Ten years ago, it was _____ [00:30:51] more expensive to access compute power to gene, to sequence a genome, to to genotype a a, a huge population of plants, to execute AI technology against prediction simulations around complex genomes as we do in plants every day. These types of things were really not accessible, frankly, to the broader market.

And the collapsing cost curves of enabling technology, all which I mentioned, plus the incredible new tools like like CRISPR, and gene, gene editing, that is a massive unlock that is helping enable, and accelerate even the product pipelines which enable us to to, to realize a a multi, several layers worth of value prop for our product that does what David is talking about.

Not only can we produce something that's more sustainable, or healthier, or tastes better, but you can simultaneously do it for less cost. I mean, that's the, that's the Holy Grail, and that's, that's what I think technology is just, again, that the timing is. It couldn't be better for the convergence of of that technology, the context with the demand side, and the explosion in some of these markets we're seeing.

Paul Noglows:	So we, we've got some good questions coming in, I'm going to try to get to as many of them as possible. Bill Lemon asks, "Is the growing use of new plant proteins for new consumer products going to hit a supply chain problem?"

David Lee:	I would say we already have.

Matt Crisp:	Yeah.

David Lee:	For sure, and and I think it's the reason why. I mean and let me be clear, technology can create food that's better for the environment, and cheaper, which which Matt properly called the Holy Grail. Well, well, that holy grail is happening at companies like Benson Hill, and AppHarvest, and Impossible.

But the reality is, the amount of high quality plant protein is no, it's not sufficient for the amount of demand that already exists. And this is the opportunity that technology creates. The cost of technology, which I want to be clear on, is you have to fund upfront the CapEx and the technology to create something that's better for the environment, better for health, and cheaper.

And and so there is a a return on invested capital requirement for this great solution that I think exists. But now, you have companies that have the technology to address what I think is already a pretty significant supply chain issue given the amount of demand that that we see.

David Lee:	Yeah we we estimate, so that there's a, there's 1/80th of the capacity that's needed just for the base soy protein ingredients for forecasted demand in the next ten, one-eightieth. And we're already tapped out and we're already seeing the prices of these base protein ingredient inputs skyrocket.

So I, yeah, I mean, we're, we've got a, we, yeah, our our perspectives, of course, you don't need to build some of that supply chain capacity. Rather, we need to to load this system up with more innovative products, and and, and use that as a mechanism to meet the demand. But we certainly have supply chain challenges and 100% agree.

Paul Noglows:	Terrific. Sue Harkin Hauser asks, "What role does the quality health of the soil affect the output of the product? Is this part of the equation for the high protein plant/bean? What needs to change for positive impact?"

David Lee:	Well, I'll start.

Matt Crisp:	Well, when…

David Lee:	Go ahead. No and you start.

Matt Crisp:	Yeah go ahead, David. Well, I was only going to offer that soybean and other legumes are, are are incredible organisms because they can fix nitrogen in the, in the, in the roots, they're legumes. And that's, that's helpful, of course, to supply nutrition into our diets. And for, and it's one of the reasons why legumes are used as a primary protein source.

Now and but but but being responsible around soil health and using regenerative ag practices is a, is a massively important component for the success and the conservation of a system like this. And and so when we talk with our our partner growers around the, around this topic, there are, and will be more opportunities to help bring value back to the growers who are innovative, and who are thinking exactly along these lines.

And that will perpetuate positive outcomes and investment into the regenerative practices that that help fuel the next generations' long-term generations of –

David Lee:	Absolutely.

Matt Crisp:	– Of growth.

David Lee:	I mean listen, let's be real, one-third, the BBC and other international sources have have estimated that one-third of our soil, globally, is moderately to highly degraded already, full stop. So so when I talk about the math not adding up, when we need 50% more food, when a third of our soil is already degraded, when 70% of all the freshwater is already being used in the existing incumbent technology, yes, soil is a big, big factor.

And controlled environment ag, like, we're one example. At AppHarvest, we have a hydroponic system, we use no soil. We can directly feed our crop the nutrients required, and we can recycle all of our rainwater to use 90% less water.

You have no runoff; you have no soil degradation. And many companies like AppHarvest need to grow quickly because the extent of the problem goes far beyond just the higher quality, higher protein ingredients market.

It's there as well but I think companies like Benson Hill, and AppHarvest, and Impossible Foods, we're we're seeking to solve a much bigger issue which is the global crisis we have in food.

Paul Noglows:	We have a ton of questions coming in, we're not going to be able to get to all of them within the hour. But we will forward these questions to you, maybe we can follow-up via e-mail. But I do want to get to just a a few more.

From Praful Mehta, "Can you connect this impressive vision with the revenue and profitability model to help investors understand the path to profitability?" and this, this also dovetails with a question that I was going to ask each of you.

Are publicly traded investment opportunities key to this revolution really taking wing? And I think this may have an impact on your answer to, "Why did each of your companies decide to come public now?"

Matt Crisp:	Well, that so there's several questions there, I, I'll kick it off. Going public for Benson Hill is a financing event. And I do, I I wouldn't limit this answer to public, to public investments, I think private investments are just as important.

But it's really around capital formation. In order for companies like ours and others to innovate, you, there's a need to form more capital. It's it's a relative to human health care, it's a drastically underfunded category. We spend a miniscule amount on nutrition research in the United States, it's just another example.

And so capital formation to accelerate growth is absolutely imperative. That's why Benson Hill is, we have, that's why we've made this decision, is to further; you gearshift up, and accelerate our growth, it makes critical, and technology, and supply chain investments.

But the the, to the other part of the question, profitability, look, if you don't have a business plan to be profitable, hopefully, you're not getting a, hopefully you're not crossing the line into into these markets. We have to be thoughtful with how we're allocating capital, especially as a, as a technology platform company at Benson Hill.

Because there are so many opportunities, we've chosen to focus on, in the near-term, protein as as a, as a key proving ground, but with a a model to reach profitability that's very thoughtfully architected.

And as I mentioned before, combines, not just technological innovation but but go-to-market business model innovation to ensure that we don't create additional dependencies, and risks on the, on the supply chain side as we execute, and grow.

David Lee:	Yeah I'll just add, for companies that seek to have the impact that we're describing, they have to be as ruthlessly focused on financial unit economics as they are on consumer benefit. And being public is an asset because it forces management teams, every quarter, under the bright light of a quarterly release – from my former days, I know this, turning around Best Buy, and Del Monte, and Zynga – to hold themselves accountable to the hard truth that we have to make money for our investors.

Let me give you an example. Unit economics are important, so what is my unit? My unit is a controlled environment ag facility. It's why, last week, when we released the quarter, we said, "Well, what's this, what's the return?" And we were explicit, we said, "Well, it's going to cost a hundred to $135 million to make one of these things."

And we increased our internal target for the unlevered return on invested capital to be between 17 and 22%, call it 20%. Right? And that's a, that is a number that we will ruthlessly drive towards. And by the way, the capital formation, as mentioned by Matt, shows up.

Because we also said, and and soon we'll announce a close, but we said, "We are going to close a financing of our first farm, Morehead, a real asset that we own, a 60% loan to value, four to 5% debt facility, that gives the levered return on invested capital for one of farm to be between 43 to 50%."

I I also want to be clear, it is much harder to deliver for the financial community if you, all, as well care about being a benefit corp, for B certified as we are. But it's still required because if we're not financially self-reliant, if we're not an attractive investment for our public and private investors, we won't continue to have the means to grow.

So I think every company must be as ruthless about the bottom line. The question is how strong an investment case can you make? Because it does take initial investment to produce technology that have an ongoing stream of return. And that is the job of management.

The job of management is to provide sufficient credibility for an investor to make a bet today that will dramatically pay off tomorrow. To to simplify it, and and that's we're focused on as a management team.

Paul Noglows:	Great. I'm going to get to a few more questions. I've got one for Matt from Matthew Shift, "What is the new realistic timeline for getting a product from lab to consumer with your tech?"

Matt Crisp:	Well, we, we've shown that we can actually conduct simulations on the front end of the process, and for all intents and purposes get rid of some of the key early steps that might have required wet lab testing, or actually growing out physical plants.

So it's a way of saying that we, we've, we've gotten to the point where we can use CropOS, short for a crop operating system, our our technology platform, to actually show market reductions in the early stages of what what used to be the product development pipeline.

But to the question in terms of time, this is a big, "It depends," answer. Historically, between breeding and other go-to-market for crops, you you would see timelines published between seven and 15 years. And today, we can see within a a couple of years for a CRISPR gene edited product, or a potential product, whether or not we're getting a phenotype.

And if it's validated through the subsequent trials, you could be in market at four to eight years, it just depends on, it just depends on many factors, the crop not included – but the crop included, sorry. So I would, I would say, generally speaking, you can, through breeding, AI informed breeding, and through CRISPR, and gene editing, that the the, the cursory view is you can shorten timelines by anywhere between 25 and 75%. And you can reduce costs all the way up to 90%.

Paul Noglows:	Great, and then I've got a question for David from Edward Wolpert, "So what is the future of a Nebraska or Iowa 2000-acre farm look like under your controlled environment system?"

David Lee:	Well, a leading university estimates that we need 17 to 22,000 acres of controlled environment ag production, new to the system in the U.S. just to replace the amount of imported product. That, forget about the the farmers and in Nebraska and Iowa, our competition at AppHarvest are really the open field farming.

That's not great for the environment and our consumers, and that's largely imported. In the case of vine crops, you, you've already heard me talk about the 69% number. That's important and and so, for me, creating a new form of leadership and American ag doesn't come at the expense of the existing American ag.

It it, it is required in any case given the food is the biggest growth category no one thinks of. We all think about the bright, shiny new categories driven by technologies being consumer electronics or mobile devices. Let me tell you, the increased requirements for food globally are so significant that it'll be, maybe one of the largest growth industries for the foreseeable future.

And and as a result, we have to have a rising tide, technology to help existing players, but new technology to displace the forms of ag that aren't good for the world. So I I, I can honestly wish well the existing American ag as we seek to provide new leadership in Central Appalachia.

Paul Noglows:	And I'm not sure if this is a provocative follow-on, but so we talked about the impact on the farmer. What about the impact on the rancher?

David Lee:	Well, I'm in the business of providing a consumer what they want. And right now, I'm in the business of growing up to 40 million pounds of tomatoes in one farm, soon to grow to 12. I, listen, I want my ranchers to be able to enjoy our tomatoes grown in the heart of Central Appalachia as much as anyone.

And I think Benson Hill has an opportunity to serve both industries; the emerging plant based industry as well as the existing industry, in terms of what ranchers are feeding the animals that they're producing. This doesn't have to be, the the change we're talking about doesn't have to be the expense of of someone. It it has to be a positive change to solve a global problem.

Paul Noglows:	Great, and we're going to keep going. I thought this was an interesting question, "Where is the talent coming from to do the cutting edge work?" And they refer to it as science talent, but, and their follow-on is, "Which U.S. universities," I would actually expand this to, "What global universities are doing the best work?"

And are that, are the traditional ag programs, are they churning out the people that you need? Or are – Matt, you said before, you you didn't come from an ag background – where are you finding the talent today?

Matt Crisp:	Well, we've got a a lot of different geographies where we've been able, fortunate to draw talent from; some working remotely now, some in St. Louis, many in St. Louis, of course, where we're headquartered. I wouldn't name specific universities; I don't want anybody to to chase after me in the hall.

But what what I would say is that there is a a, a significant value to the, kind of, collaboration across the disciplines that we see. And a a great deal of the talent that we have at Benson Hill didn't come from a traditional ag program. The, these are engineers and and, and and data scientists, and folks from the healthcare industry, or the biotechnology field.

I mean, that that mashup of disciplines, and perspectives, and and views is, is actually, I think, synergistic with one another, and in a way that far exceeds where somebody's degree is from or their, the the quality, quote-unquote, of the alma mater.

Paul Noglows:	Fair enough, and we had one, I was going to ask one more question before we wrap this up. We we had an interesting question, "How can we increase communication, and promote new technologies, and products made with them?" And this maybe, it can get back to our our question of why public and and why now? But I just, how how do we better communicate?

David Lee:	Well, let, I'll I'll jump in here. I think, for the moment, if you Zoom out, technology has enabled the individual investor, not just the large, global, institutional ESG, or food, or technology investor. It's it's enabled, and we see it every day for good and bad.

We see the enablement of individual investors that have a disproportionate impact on a company's future. With the advent of social media, and and you can, you could find your many examples.

That's a huge opportunity for those of us who believe that consumers are demanding better food because the transparency of being public, and their populace movement, and being public company investors can can combine to create more flow of capital to companies developing technology that happens to be better for the world, and also is great for investors. So I think embracing the retail investor beyond the large institutional investor is a very real way to drive some of this change.

And I think. just being radically transparent to consumers in your marketing, and branding, really telling them, "This is how we make our food. Here's why we make it this way." I think that is a nice contrast to the way that the bigger food industry has operated. And I think that will enable faster change as well.

Paul Noglows:	Okay, well, we are, we've got about five minutes left. I, I'd like to ask each of you, where are we in this revolution? I know the baseball game analogy is a bit tired. But are we in the early innings, the middle innings? Are we calling him the reliever?

I think. people, and and I harken back to the days when I I was covering the early Internet as as an equity analyst, and the question just came up every single call. People are trying to figure out, where are we? Where are we in this, and as it rolls out? And so I would be interested in each of your perspectives?

Matt Crisp:	Well, when we think about the alternative plant-based category, just to use one of what I think will be multiple, major food system trends. I I mean I'd say we're in the on deck circle. I mean, you've got brands that have talked about launching new products, now, for several months, many of them haven't even put out a single product yet.

And in a market that is is not very large, really, and projected to grow at, somewhere, but depending on who you ask, 20 to 40% compounded annual growth rate for the foreseeable future. Every couple of months, there is a new data coming out saying that a larger, and larger swath of the market will be open, and accessible to these types of products. To the tune of getting, the most recent one that I saw was more than $400 billion in the next 12 to 15 years.

This is from a base of a few billion dollars today. So I would call that once in a generation, kind of, growth. And and we're we're not, we're not yet in the, in the batter's box, frankly.

David Lee:	I I, I would, from a technology-enabled supply chain standpoint for food, we are just starting the first inning. For the planet, unfortunately, we're in the ninth inning. But the good news is consumer demand is is also in the ninth inning.

That, as as I started this conversation with you all, demand is not our problem. Consumers are demanding better food, right. It's just capital has just begun to flow to real technology companies that can solve it. So it's early days.

Paul Noglows:	Well, I'd like to thank both of you, Matt and David, for your candid, truthful answers. You've given us a lot of insight and a lot of perspective. In terms of the participants, we are going to forward all the questions to Matt and David, and hopefully they can get back to you via e-mail at some point.

But again, just want to thank everyone for tuning in today, again, a lot of great information. So thanks to all and we'll see you next month.

[END OF TAPE]

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Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

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Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.